Enterra Energy Trust Announces Re-Classification

For U.S. Federal Income Tax Purposes

CALGARY, ALBERTA--(Marketwire - June 26, 2007) – Enterra Energy Trust ("Enterra" or the "Trust") (TSX: ENT.UN, NYSE: ENT) today announces that effective July 1, 2007, the Trust has elected to change its classification for U.S. federal income tax purposes from a partnership to a corporation.  This change does not impact Canadian resident unitholders.

Generally, a U.S. unitholder will not recognize a gain or loss for U.S. federal income tax purposes because of this change in classification. This change in classification simplifies the tax analysis and reporting by the Trust for U.S. purposes.

As the source of distributions made by the Trust prior to July 1, 2007 was distributions that were received from corporations in which the Trust is considered to own all of the stock, such distributions generally have been regarded as dividends for U.S. federal income tax purposes and will continue to qualify as dividends for U.S. federal income tax purposes.

As with previous years, the Trust will continue to issue Form 1099-DIVs to all registered U.S. unitholders for year end reporting purposes.  If the Trust was to present the distributions prior to July 1, 2007 on a Form K-1, the content would be similar to that in the Form 1099-DIV with the exception of certain sources of income presented on a gross basis.  For 2007, the Form 1099-DIVs issued by the Trust will show that 100% of the distributions are taxable as qualifying dividends eligible for the 15% withholding tax rate.

Note to Canadian Residents

This change in classification from a partnership to a corporation relates only to U.S. federal income tax matters and does not relate to the proposed Canadian tax measures announced by the Canadian Minister of Finance on October 31, 2006 regarding income trusts and other flow-through entities. The Trust continues to research its position in respect of the proposed Canadian tax measures and is waiting for the final legislation.

Additional details regarding the material U.S. federal income tax consequences of such change in classification of the Trust and of the ownership, acquisition and disposition of Trust Units on and after July 1, 2007 by a U.S. Person who holds Trust Units as a capital asset (referred to as a “U.S. unitholder”) have been posted on our website at http://www.enterraenergy.com/EN/main/investors/60164/60071.html. If you are a U.S. unitholder, you should read our disclosure and consult your tax advisor as to the federal income tax consequences to you of the matters that are discussed therein.

Enterra has also today filed a Material Change Report on SEDAR and on EDGAR in respect of the matters described herein.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, any forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Rhonda Bennetto

Victor Roskey

Manager, Investor Relations, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 263-0262 or (877) 263-0262

www.enterraenergy.com